China Digital TV Announces Postponement of Dividend Payment Due to Pending Regulatory Approval By China’s Foreign Exchange Authority

BEIJING, China, December 29, 2011 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced that the payment of a special cash dividend (the “Dividend”) to its shareholders, initially scheduled to be made on or around December 30, 2011, will be postponed as regulatory approval by the foreign exchange authority in China for the repatriation of U.S. dollars relating to the Dividend is still pending.

On May 20, 2011, the Company announced a special cash dividend of US$0.56 per share on the Company’s ordinary shares, par value US$0.0005 per share. Shareholders of record, including holders of the Company’s American Depository Shares (“ADSs”), as of the close of business on June 20, 2011, U.S. Eastern Daylight Time, are eligible to receive the Dividend. The record date for the Dividend is not affected by the postponement. The total amount of the Dividend is US$33.421 million. As of September 30, 2011, China Digital TV had cash and cash equivalents, restricted cash and bank deposits maturing over three months totaling US$231.0 million.

“This is a routine approval process, which, however, has been slower than we had anticipated,” said Mr. Zhenwen Liang, China Digital TV’s Chief Financial Officer. “We apologize for the inconvenience to our shareholders and will announce a new payment date as soon as practicable.”

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, comments by the management in this announcement about the trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Nan Hao
China Digital TV
Tel:   +86.10.6297.1199 x9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group LLC
Tel:   +86.10.5960.8600
Email: chinadigital@brunswickgroup.com

In the US:
Cindy Zheng
Brunswick Group LLP
Tel:   +1.212.333.3810
Email: chinadigital @brunswickgroup.com